[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson

Marc Thomas

Robert Arzonetti

Christian Windsor

Re:	Capital One Financial Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed June 14, 2024

File No. 333-278812

Dear Messrs. Henderson, Thomas, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing Capital One’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in its letter, dated July 15, 2024 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”).

Capital One is concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in Amendment No. 2. We are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Capital One’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in Capital One’s responses are to the pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Summary, page 15

1.	We note your responses to comments five and six. We continue to evaluate the responses and may have further comments.

Response: Capital One respectfully acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

July 25, 2024

Risk Factors

Changes in the laws and regulations governing interchange fees, page 33

2.

We note your response to prior comment 10 and revised disclosure on page 33 indicating that debit card transactions on the Discover Global Network are not subject to the Regulation II limitation on interchange fees. You also state that the anticipated revenue synergies associated with the mergers “assume that transactions involving a three-party system will continue to not be subject to the limitations on the debit interchange fees.” Please revise to clarify the reasonably likely financial impact to the combined company revenue synergies if the Discover Global Network’s exemption from the interchange fees is eliminated.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 35 of Amendment No. 2.

Prospectus Summary, page 15

3.

We note your response to prior comment 11 and revised disclosure on page 34 stating that Capital One intends to issue cards “on the Visa and Mastercard networks, which depends on the continued agreement of Visa and Mastercard.” Please revise to clarify the extent that either Visa or Mastercard would have the ability to reduce the combined company’s ability to issue cards or access their networks, particularly during the transition. Make appropriate revisions to this risk factor to the extent that either payment system could materially curtail your ability to continue with your credit and debit card business while you transition to more extensive use of the Discover network.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 36 of Amendment No. 2.

* * * * * *

If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz